FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from September 1, 2019 to September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 7, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from September 1, 2019 to September 30, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on October 7, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of September 30, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))		300,000,000	150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) September 2 September 3 September 4 September 5 September 6 September 9 September 10 September 11 September 12 September 13 September 17 September 18 September 19 September 20	3,844,900 3,131,900 4,606,600 3,363,700 5,380,000 2,637,400 3,744,500 2,519,600 4,160,000 3,330,000 2,497,200 4,360,000 2,720,000 3,776,900	1,635,938,170 1,360,729,340 2,001,712,830 1,491,625,140 2,392,337,030 1,167,334,470 1,704,647,390 1,192,829,620 1,995,010,250 1,567,596,060 1,185,708,410 2,044,186,370 1,291,556,350 1,805,175,540

Total	—	50,072,700	22,836,386,970

Aggregate shares repurchased as of the end of this reporting month		95,890,300	41,324,724,210

Progress of share repurchase (%)		32.0	27.5

2. Status of disposition as of September 30, 2019
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	September 2

September 3

September 4

September 5

September 6

September 9

September 10

September 11

September 12

September 13

September 17

September 18

September 19

September 20

September 24

September 25

		19,800 28,000 19,700 64,200 61,600 17,800 66,800 89,800 86,300 169,300 38,800 178,200 95,900 117,900 68,500 27,700	5,662,800 5,077,000 2,009,600 5,410.200 6,595,600 2,393,800 2,442,800 3,356,800 2,759,300 1,357,300 2,117,800 5,227,200 1,283,900 4,572,900 7,196,500 3,591,700
Subtotal	—	1,150,300	61,055,200
Total	—	1,150,300	61,055,200

3.	Status of shares held in treasury

as of September 30, 2019

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	261,367,950

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.